UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No.1)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Ek Chor China Motorcycle Co. Ltd.

(Name of the Issuer)

Ek Chor China Motorcycle Co. Ltd.

C.P. Pokphand Co. Ltd.

(Names of Person(s) Filing Statement)

Common Stock, Par Value US$0.10 Per Share

(Title of Class of Securities)

G29526 10 3

(CUSIP Number of Class of Securities)

Robert Ping-Hsien Ho Ek Chor China Motorcycle Co. Ltd. 21st Floor, Far East Finance Centre 16 Harcourt Road Hong Kong Special Administrative Region People’s Republic of China (852) 2520-1601	Sumet Jiaravanon C.P. Pokphand Co. Ltd. 21st Floor, Far East Finance Centre 16 Harcourt Road Hong Kong Special Administrative Region People’s Republic of China (852) 2520-1602

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with a copy to:

John D. Young, Jr., Esq.

Sullivan & Cromwell LLP

Otemachi First Square

East Tower 16/F

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(813) 3213-6148

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This document includes forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below. The Company believes that the following important factors, among others, in some cases have affected, and, in the future, could affect, the operations of the Company and the ventures in which the Company has interests (the “Ventures”):

•	political, economic and social conditions in the People’s Republic of China (the “PRC”), including the PRC government’s specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies, expropriation of private enterprises and the availability of credit, particularly to the extent such current or future conditions and policies affect the motorcycle and motorcycle parts and components industries and markets in the PRC, the automotive and automotive parts and components industries and markets in the PRC, the Ventures’ motorcycle and motorcycle parts and components customers and automotive parts and components customers, and the demand, sales volume and sales prices for the Ventures’ motorcycles and motorcycle and automotive parts and components;

•	the effects of competition in the motorcycle market on the demand, sales volume and sales prices for the Ventures’ motorcycles and motorcycle parts and components;

•	the effects of competition in the automotive market on the demand, sales volume and sales prices for the Ventures’ automotive parts and components;

•	the Ventures’ ability to collect and reduce the levels of their accounts receivable;

•	the Company’s and the Ventures’ ability to finance their working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and

•	the effects of inflation on the Company’s and the Ventures’ results of operations, including the effects on the Ventures’ costs of raw materials and parts and labor costs.

The forward-looking events and circumstances discussed in this document may not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

FOREIGN CURRENCY TRANSLATIONS

Solely for the convenience of the reader, this document contains translations of certain Chinese Renminbi and Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all. Unless otherwise stated, the translations of Renminbi and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB8.28 to US$1.00, the rate quoted by the People’s Bank of China on May 12, 2003, and HK$7.80 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 12, 2003.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and relates to the proposal (the “Proposal”) in respect of Ek Chor China Motorcycle Co. Ltd., an exempted company incorporated with limited liability under the laws of Bermuda (the “Company”), pursuant to which the Company will become a wholly-owned subsidiary of C.P. Pokphand Co. Ltd., an exempted company incorporated with limited liability under the laws of Bermuda (“CPP”). As of May 12, 2003, CPP was the holder of approximately 68.2% of the issued and outstanding share capital of the Company. Pursuant to the Proposal, holders of the approximately 31.8% of the issued and outstanding share capital of the Company not currently owned by CPP will receive US$3.75 in cash for each share of common stock, par value US$0.10 per share, of the Company (the “Shares”) held (the “Consideration”).

The Proposal will be implemented by means of a Scheme of Arrangement (the “Scheme”) under Section 99 of the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”). The terms and conditions of the Proposal are set forth in “Item 4—Terms of the Transaction”. See also the Scheme of Arrangement and the Explanatory Statement pursuant to Section 100 of the Bermuda Companies Act (the “Scheme Documents”), which are attached hereto as Exhibit (a)(2) and Exhibit (a)(3), respectively. The Scheme Documents will be sent pursuant to the Bermuda Companies Act to holders of Shares other than the Shares owned by CPP (the “Scheme Shares”).

The implementation of the Scheme will require, among other things, the approval of holders, as of , 2003, of Scheme Shares at the court meeting (the “Court Meeting”) which will be convened at the direction of the Supreme Court of Bermuda (the “Bermuda Court”). If, at the Court Meeting, a majority in number of the holders of Scheme Shares who represent at least three-fourths in value of the Scheme Shares present and voting (either in person or by proxy) agree to the Scheme, the Scheme will be binding on all shareholders of the Company, provided that the Scheme is sanctioned by the Bermuda Court at a hearing following the Court Meeting and a copy of the order of the Bermuda Court sanctioning the Scheme is delivered to and duly registered with the Registrar of Companies in Bermuda.

A proxy statement, dated         , 2003 (the “Proxy Statement”) will be delivered to the shareholders of the Company in connection with the solicitation of their votes to adopt and approve the Scheme. The Proxy Statement is attached hereto as Exhibit (a)(1). The Proxy Statement contains information required to be included in response to the Items of this Schedule 13E-3. The responses to each Item herein are qualified in their entirety by reference to the information contained in the Proxy Statement.

After careful consideration, the Board of Directors of the Company has unanimously determined that the Scheme is fair to, and in the best interests of, the holders of the Scheme Shares. Accordingly, the Board of Directors has unanimously approved the Scheme and unanimously recommends that the holders of Scheme Shares vote to approve and adopt the Scheme and the transactions contemplated thereby. See “Item 8—Fairness of the Transaction”.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the subject company is Ek Chor China Motorcycle Co. Ltd. The address of the Company’s principal executive office is 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong Special Administrative Region, PRC. The telephone number of the Company’s principal executive office is (852) 2520-1601.

(b)	Securities. As of May 12, 2003, there were [17,526,000] Shares issued and outstanding.

(c)	Trading Market and Price. The information set forth under the caption “Market Price Information and Dividend Policy” in the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Market Price Information and Dividend Policy” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a)	Name and Address.

Ek Chor China Motorcycle Co. Ltd., the subject company, is a filing entity. The information set forth under the caption “The Companies—The Company” in the Proxy Statement is incorporated herein by reference.

CPP, the holder of approximately 68.2% of the issued and outstanding share capital of the Company, is also a filing entity. The information set forth under the caption “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth under the captions “The Companies—The Company” and “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement is incorporated herein by reference.

Neither the Company nor CPP has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Neither the Company nor CPP has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information set forth under the captions “The Companies—The Company” and “The Companies—C.P. Pokphand Co. Ltd.” in the Proxy Statement and in Appendix C thereto is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Merger or Similar Transactions.

(i)	A Brief Description of the Transaction. The information set forth under the captions “Summary Term Sheet”, “Summary of the Proposal” and “The Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(ii)	Consideration. The information set forth under the captions “Summary Term Sheet”, “Summary of the Proposal” and “The Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(iii)	Reasons for Transaction. The information set forth under the captions “The Scheme of Arrangement—Purposes of the Scheme” and “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(iv)	Vote Required for Approval. The information set forth under the captions “Summary of the Proposal” and “The Court Meeting—Vote Required” in the Proxy Statement is incorporated herein by reference.

(v)	Material Differences in the Rights of Security Holders as a Result of the Transaction. The information set forth under the captions “Summary Term Sheet—Effect of Completion” and “The Scheme of Arrangement—The Effect of the Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(vi)	Material Accounting Treatment. The information set forth under the captions “The Scheme of Arrangement—The Effect of the Scheme of Arrangement” in the Proxy Statement is incorporated herein by reference.

(vii)	Material Federal Income Tax Consequences. The information set forth under the captions “The Scheme of Arrangement—The Effects of the Scheme of Arrangement” and “Special Factors—Material Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by reference.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth under the caption “Special Factors—No Dissenters’ Rights” in the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions. None.

(b)	Significant Corporate Events. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(d)	Agreements Involving the Subject Company’s Securities. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of Securities Acquired. The information set forth under the caption “The Scheme of Arrangement—Purposes of the Scheme” in the Proxy Statement is incorporated herein by reference.

(c)	Plans. The information set forth under the captions “Summary Term Sheet”, “Summary of the Proposal”, “The Scheme of Arrangement” and “Special Factors—NYSE Listing” in the Proxy Statement is incorporated herein by reference. It is expected that following the completion of the Proposal, the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended, will be suspended.

ITEM 7     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes. The information set forth under the caption “The Scheme of Arrangement—Purposes of the Scheme” in the Proxy Statement is incorporated herein by reference.

(b)	Alternatives. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(c)	Reasons. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information set forth under the captions “Summary Term Sheet—Effect of Completion”, “The Scheme of Arrangement—The Effect of the Scheme of Arrangement”, “Special Factors—Material Federal Income Tax Consequences” and “Special Factors—NYSE Listing” in the Proxy Statement is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

(a)	Fairness. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “Special Factors—Fairness of the Transaction” and “Special Factors—Factors Considered in Determining Fairness” in the Proxy Statement is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth under the captions “Questions and Answers about the Proposal—What vote is required from the shareholders of the Company in order for the Scheme to be approved?”, “Summary Term Sheet —Shareholders’ Vote”, “Summary Term Sheet—Conditions”, “Summary of the Proposal—The Court Meeting—Required Vote”, “The Court Meeting—Vote Required” and “The Scheme of Arrangement—Conditions of the Scheme” in the Proxy Statement is incorporated herein by reference.

(d)	Unaffiliated Representative. The Company does not have directors who are not employees of the Company. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(e)	Approval of Directors. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. Not applicable.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Fairness of the Transaction”, “Special Factors—Factors Considered in Determining Fairness” and “Special Factors—Report of Financial Advisor” in the Proxy Statement is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth under the caption “Special Factors—Report of Financial Advisor” in the Proxy Statement is incorporated herein by reference.

(c)	Availability of Documents. The Presentation to the Board of Directors by Bear, Stearns & Co. Inc., dated April 11, 2003, is included as Exhibit (c) to this Schedule 13E-3. The information set forth under the caption “Special Factors—Report of Financial Advisor—Overview” is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth under the caption “Special Factors—Source and Amounts of Funds or Other Consideration” in the Proxy Statement is incorporated herein by reference.

(b)	Conditions. The information set forth under the caption “Special Factors—Source and Amounts of Funds or Other Consideration” in the Proxy Statement is incorporated herein by reference.

(c)	Expenses. The information set forth under the caption “Special Factors—Source and Amounts of Funds or Other Consideration” in the Proxy Statement is incorporated herein by reference:

(d)	Borrowed Funds. Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth under the caption “Interests of Certain Persons in the Securities of the Company” in the Proxy Statement is incorporated herein by reference.

(b)	Securities Transactions. None.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “The Court Meeting—Solicitation of Proxies” and “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(e)	Recommendations to Others. The information set forth under the caption “Special Factors—Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth under the caption “Selected Consolidated Financial Information” in the Proxy Statement and in the financial statements attached thereto is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)(b)	Solicitations or Recommendations. Employees and Corporate Assets. The information set forth under the caption “The Court Meeting—Solicitation of Proxies” in the Proxy Statement is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

(a)	Other Material Information. None.

ITEM 16.    EXHIBITS.

Exhibit Number	Description
(a)(1)	Form of Notice of Court Meeting*, Form of Notice of Special General Meeting*, Form of Proxy Card for Court Meeting*, Form of Proxy Card for Special General Meeting* and Form of Proxy Statement†.
(a)(2)	Form of Scheme of Arrangement*.
(a)(3)	Form of Explanatory Statement pursuant to Section 100 of the Bermuda Companies Act*.
(c)	Presentation to the Board of Directors by Bear, Stearns & Co. Inc., dated April 11, 2003*.
(f)	Statement of security holders’ appraisal rights and the procedures for exercising those appraisal rights*.

*	Previously filed
†	Filed herewith

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2003

EK CHOR CHINA MOTORCYCLE CO. LTD.

By:	/s/ Robert Ping-Hsien Ho
Name: Robert Ping-Hsien Ho Title: Director

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2003

C.P. POKPHAND CO. LTD.

By:	/s/ Sumet Jiaravanon
Name: Sumet Jiaravanon Title: Director